

August 19, 2011

Via E-mail
Mr. João Adalberto Elek Júnior
Chief Financial Officer
Fibria Celulose S.A.
Alameda Santos, 1357, 6th floor
01419-908, São Paulo, SP, Brazil

> **Re:** **Fibria Celulose S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 1, 2011**
> **Supplemental Response Submitted August 2, 2011**
> **File No. 001-15018**

Dear Mr. Elek:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2010

Notes to the Consolidated Financial Statements, page F-14

3.1.1 Application of IFRS 1, page F-29

1.   We note your response to prior comment two stating that you "prepared and presented" financial statements in accordance with IFRS. However, you have not provided an explicit and unreserved statement of "compliance" with IFRS in your first annual IFRS financial statements as required by paragraph 3 of IFRS 1. Please revise to clarify your disclosure accordingly.

<u>3.3 Summary of the changes in accounting standards and of the effects on the results of operations and shareholders' equity – reconciliation of US GAAP and IFRS, page F-32</u>

2.   We note your response to prior comment three regarding the reconciliation of shareholder's equity and reconciliation of net income. We are unable to agree that providing a bridging reconciliation in the Form 20-F for the year ended December 31, 2011 enhances investor understanding in a timely manner. Please amend your Form 20-F to include the proposed reconciliations and confirm that these schedules are audited.

        You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-3773 if you have questions regarding these comments and related matters.

Sincerely,

/s/ John Reynolds for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services